Exhibit 99.4

Satyam Computer Services Limited

Description of Business

The Company is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The Company has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Germany, Singapore, Malaysia, Australia, Japan, and Dubai. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. The Company has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Statement on Significant Accounting Policies

a)	Basis of Presentation

The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed.

The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

d)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the year of acquisition.

Satyam Computer Services Limited

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives

Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software – used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or
estimated useful lives

Capital work in progress

Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.

e)	Goodwill

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

f)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or fair value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

g)	Foreign Currency Translation

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rates of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account. In case of forward contracts, the difference between the forward rate and the exchange rate at the inception of a forward exchange contract is recognized as income or expense over the life of the contract.

Satyam Computer Services Limited

Foreign Branches:

All revenue and expense transactions during the year are reported at average rate. Monetary assets and liabilities are translated at the rate prevailing on the balance sheet date whereas non-monetary assets and liabilities are translated at the rate prevailing on the date of the transaction. Balance in ‘head office account’, whether debit or credit, is reported at the amount of the balance in the ‘branch account’ in the books of the head office after adjusting for unresponded transactions. Net gain/loss on foreign currency translation is recognised in the profit and loss account.

h)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by independent actuary as at the balance sheet date.

i)	Taxes on Income

Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

j)	Earnings Per Share

The earnings considered in ascertaining the Company’s EPS comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

k)	Associate Stock Option Scheme

Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on straight-line method over the vesting period of the options. The un-amortized portion of the cost is shown under Reserves and Surplus.

l)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year it is incurred. Assets used for research and development activities are included in fixed assets.

Satyam Computer Services Limited
Balance Sheet as at December 31, 2003

		Rs. in lakhs

		Schedule	As at	As at	As at
		Reference	31.12.2003	31.12.2002	31.03.2003

I.	Sources of Funds:
	1. Shareholders’ Funds
	(a) Share Capital	1	6,317.86	6,290.84	6,290.86
	(b) Share application money, pending allotment		104.75	—	—
	(c) Reserves and Surplus	2	246,866.18	218,584.49	207,196.75

			253,288.79	224,875.33	213,487.61
	2. Loan Funds
	(a) Secured Loans	3	675.35	704.93	647.17
	(b) Unsecured Loans		—	—	1,188.50

			253,964.14	225,580.26	215,323.28

II.	Application of Funds:
	1. Fixed Assets	4
	(a) Gross Block		81,758.06	76,455.78	77,589.26
	(b) Less: Depreciation		57,289.96	46,213.16	48,357.95

	(c) Net Block		24,468.10	30,242.62	29,231.31
	(d) Capital Work in Progress		3,122.12	3,595.47	2,698.38

			27,590.22	33,838.09	31,929.69
	2. Investments	5	7,376.09	14,192.15	5,761.01
	3. Deferred Tax Assets (net)	6	618.13	153.71	344.60
	4. Current Assets, Loans and Advances
	(a) Sundry Debtors	7	55,228.05	45,730.67	47,988.41
	(b) Cash and Bank Balances	8	174,479.46	141,114.74	152,335.05
	(c) Loans and Advances	9	9,492.36	17,885.34	10,463.63
	(d) Other Current Assets
	- Interest Accrued on Fixed Deposits		7,286.49	450.57	1,849.52

			246,486.36	205,181.32	212,636.61
	Less: Current Liabilities and Provisions
	(a) Liabilities	10	21,652.20	21,103.36	18,507.53
	(b) Provisions	11	6,454.46	6,681.65	16,841.10

			28,106.66	27,785.01	35,348.63

	Net Current Assets		218,379.70	177,396.31	177,287.98

			253,964.14	225,580.26	215,323.28

	Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our report of even date	for and on behalf of the Board of Directors

S. Gopalakrishnan Partner for and on behalf of Price Waterhouse Chartered Accountants	B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

	V. Srinivas Director & Sr. Vice President — Finance	G. Jayaraman Vice President (Corp. Affairs) & Company Secretary

Place : Secunderabad Date : January 22, 2004		Place : Secunderabad Date : January 22, 2004

Satyam Computer Services Limited
Profit and Loss Account for the Quarter and Nine months ended December 31, 2003

	Rs. in lakhs

		Quarter	Quarter	Nine Months	Nine Months	Year
	Schedule	Ended	Ended	Ended	Ended	Ended
	Reference	31.12.2003	31.12.2002	31.12.2003	31.12.2002	31.03.2003

Income
Services
- Exports		64,757.88	51,733.55	177,538.92	146,904.95	200,329.71
- Domestic		1,511.76	492.75	4,545.08	1,616.65	2,035.38
Other Income	12	2,845.22	(76.25)	7,673.49	1,281.62	2,785.61

		69,114.86	52,150.05	189,757.49	149,803.22	205,150.70

Expenditure
Personnel Expenses	13	35,799.95	24,522.63	93,940.97	71,928.32	98,049.52
Operating and Administration Expenses	14	13,091.02	11,761.33	37,867.33	30,661.38	42,462.41
Financial Expenses		18.33	19.29	57.37	53.09	72.08
Depreciation and Amortization		2,826.86	3,042.12	8,620.52	9,300.17	12,418.32

		51,736.16	39,345.37	140,486.19	111,942.96	153,002.33

Profit Before Taxation and Non-recurring/Extraordinary Items		17,378.70	12,804.68	49,271.30	37,860.26	52,148.37
Provision for Taxation		2,700.00	1,315.00	8,050.00	3,665.00	6,565.00
- Current		2,700.00	1,315.00	8,050.00	3,665.00	6,565.00
- Deferred		91.93	(190.32)	(273.53)	(219.98)	(410.87)
- Earlier years		—	6.22	—	6.22	6.22

Profit After Taxation and Before Non-recurring/Extraordinary Items		14,586.77	11,673.78	41,494.83	34,409.02	45,988.02
Provision for diminution in value of investments/advances and debtors		—	—	—	75.18	15,245.79

Profit after Taxation and Non-recurring/Extraordinary Items		14,586.77	11,673.78	41,494.83	34,333.84	30,742.23
Add: Balance brought forward from previous period		136,158.58	116,738.31	113,513.92	96,594.57	96,594.57

Profit Available for Appropriation		150,745.35	128,412.09	155,008.75	130,928.41	127,336.80
Appropriations :
Interim Dividend @ Rs. 1.20 per Equity Share of Rs. 2 each (December 2002 - Rs. 0.80 per Equity Share)		—	—	3,779.19	2,516.32	2,516.32
Final Dividend @ Rs. 2.20 per Equity Share of Rs. 2 each		—	—	—	—	6,919.94
Tax on distributed profits		—	—	484.21	—	886.62
Transfer to General Reserve		—	—	—	—	3,500.00

Balance carried to Balance Sheet		150,745.35	128,412.09	150,745.35	128,412.09	113,513.92

Earnings Per Share before Non-recurring/Extraordinary items (Rs. per equity share of Rs. 2 each)
Basic		4.63	3.71	13.18	10.94	14.62
Diluted		4.58	3.70	13.06	10.91	14.58
Earnings Per Share after Non-recurring/Extraordinary items (Rs. per equity share of Rs. 2 each)
Basic		4.63	3.71	13.18	10.92	9.77
Diluted		4.58	3.70	13.06	10.89	9.75
No. of Shares used in computing Earnings Per Share
Basic		315,110,135	314,541,457	314,732,714	314,540,598	314,541,056
Diluted		318,183,807	315,291,457	317,708,799	315,285,571	315,389,885
Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our report of even date	for and on behalf of the Board of Directors

S. Gopalakrishnan Partner for and on behalf of Price Waterhouse Chartered Accountants	B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

	V. Srinivas Director & Sr. Vice President — Finance	G. Jayaraman Vice President (Corp. Affairs) & Company Secretary

Place: Secunderabad Date: January 22, 2004		Place: Secunderabad Date: January 22, 2004

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

		Rs. in lakhs

		As at	As at	As at
		31.12.2003	31.12.2002	31.03.2003

1.	Share Capital
	Authorised:	7,500.00	7,500.00	7,500.00

	3,750,00,000 Equity Shares of Rs.2 each
	Issued and Subscribed:	6,317.86	6,290.84	6,290.86

	315,892,847 (December 02 - 314,542,000; March 03 - 314,542,800) Equity Shares of Rs.2 each fully paid-up
	Out of the above:
	4,000,000 Equity Shares of Rs.2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited
	140,595,000 Equity Shares of Rs.2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company
	33,557,120 (December 02 - 33,350,000; March 03 - 33,350,000) Equity Shares of Rs.2 each fully paid-up represent 16,778,560 American Depository Shares

1,352,847 (December 02 - 2000; March 03 - 2,800) Equity Shares of Rs.2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan - B and Associate Stock Option Plan (ADS)

2.	Reserves and Surplus
	Share Premium Account
	As at the commencement of the year	78,711.38	78,706.44	78,706.44
	Add: Received on account of issue of ADS / ASOP	2,950.67	3.41	4.94

		81,662.05	78,709.85	78,711.38

	General Reserve
	As at the commencement of the year	14,890.92	11,390.92	11,390.92
	Add: Transfer from the Profit and Loss Account	—	—	3,500.00

		14,890.92	11,390.92	14,890.92
	Less: Amortization of Goodwill (Refer note (d) of Schedule 15)	522.08	—	—

		14,368.84	11,390.92	14,890.92

	Employee Stock Options
	Employee Stock Options Outstanding	93.58	93.04	94.02
	Less: Deferred Employee Compensation	3.64	21.41	13.49

		89.94	71.63	80.53

	Balance in Profit and Loss Account	150,745.35	128,412.09	113,513.92

		246,866.18	218,584.49	207,196.75

3.	Secured Loans
	Vehicle Loans	675.35	704.93	647.17

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

4.     Fixed Assets

		Rs. in lakhs

		GROSS BLOCK

		Cost as at			Cost as at
DESCRIPTION		01.04.2003	Additions	Deletions	31.12.2003

1.	Goodwill*	835.33	—	—	835.33
2.	Land & Land Development
	- Freehold	1,813.90	—	—	1,813.90
	- Leasehold	813.30	—	—	813.30
3.	Buildings**	4,179.27	109.52	—	4,288.79
4.	Plant and Machinery (Including Computers and Software)	55,032.61	3,615.43	2.49	58,645.55
5.	Office Equipment	1,025.93	65.05	—	1,090.98
6.	Furniture, Fixtures and Interiors	12,190.29	283.12	—	12,473.41
7.	Vehicles	1,698.63	454.90	356.73	1,796.80

	Total	77,589.26	4,528.02	359.22	81,758.06

	As at 31.12.2002	73,924.86	3,121.41	590.49	76,455.78

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Rs. in lakhs

		DEPRECIATION/AMORTIZATION

		As at	For the		As at
DESCRIPTION		01.04.2003	period	Deletions	31.12.2003

1.	Goodwill*	—	835.33	—	835.33
2.	Land & Land Development
	- Freehold	—	—	—	—
	- Leasehold	1.17	0.30	—	1.47
3.	Buildings**	704.90	113.31	—	818.21
4.	Plant and Machinery (Including Computers and Software)	37,844.34	6,447.54	2.49	44,289.39
5.	Office Equipment	673.77	100.30	—	774.07
6.	Furniture, Fixtures and Interiors	8,506.51	1,388.68	—	9,895.19
7.	Vehicles	627.26	257.14	208.10	676.30

	Total	48,357.95	9,142.60	210.59	57,289.96

	As at 31.12.2002	37,442.00	9,300.17	529.01	46,213.16

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Rs. in lakhs

		NET BLOCK

		As at	As at
DESCRIPTION		31.12.2003	31.03.2003

1.	Goodwill*	—	835.33
2.	Land & Land Development
	- Freehold	1,813.90	1,813.90
	- Leasehold	811.83	812.13
3.	Buildings**	3,470.58	3,474.37
4.	Plant and Machinery (Including Computers and Software)	14,356.16	17,188.27
5.	Office Equipment	316.91	352.16
6.	Furniture, Fixtures and Interiors	2,578.22	3,683.78
7.	Vehicles	1,120.50	1,071.37

	Total	24,468.10	29,231.31

	As at 31.12.2002	30,242.62

* Refer note (d) of Schedule 15

** Includes Rs.382.73 lakhs (December 02 - Rs.382.73 lakhs, March 03 - Rs.382.73 lakhs) constructed on leasehold land.

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

			Rs. in lakhs

			As at		As at		As at
			31.12.2003		31.12.2002		31.03.2003

5.		Investments
	a)	Long Term
	i)	Trade (Unquoted)
		SIFY Limited		2,203.57		2,400.63		2,400.63
		11,182,600 (December 02 - 12,182,600; March 03 - 12,182,600) Equity Shares of Rs.10 each, fully paid-up
		Satyam Venture Engineering Services Private Limited		354.45		354.45		354.45
		3,544,480 Shares of Rs.10 each, fully paid-up
		CA Satyam ASP Private Limited		716.90		477.35		716.90
		7,168,995 (December 02 - 4,773,495; March 03 - 7,168,995) Equity Shares of Rs.10 each, fully paid-up
		Intouch Technologies Limited	1,090.18				1,090.18
		833,333 shares of 20 US cents each, fully paid-up
		Less: Provision for diminution	1,090.18	—		1,090.18	1,090.18	—

		Medbiquitious Services Inc.,	157.08				157.08
		334,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up
		Less : Provision for diminution	157.08	—		157.08	157.08	—

		Avante Global LLC.,	254.36				254.36
		577,917 class ‘A’ units representing a total value of US Dollars 540,750
		Less: Provision for diminution	254.36	—		254.36	254.36	—

		Jasdic Park Company
		480 Shares of J Yen 50,000 each, fully paid-up	75.18		75.18		75.18
		Less: Received on liquidation	26.31		—		—
		Less: Provision for diminution	48.87	—	75.18	—	75.18	—

		Investments in subsidiary companies
		Satyam Manufacturing Technologies Inc.,		2,022.09		358.19		2,022.09
		100,000 (December 02 - 76,000; March 03 - 100,000) Common Stock of 1 US Cent each, fully paid-up
		Nipuna Services Limited		1,826.80		5.00		100.00
		18,268,000 (December 02 - 50,000; March 03 - 1,000,000) Equity Shares of Rs.10 each, fully paid-up (Subscribed during the period 17,268,000 Equity Shares of Rs.10 each, fully paid-up)
		Satyam Computer Services (Shanghai) Co. Limited$$		252.22		—		66.94
		Satyam (Europe) Limited	698.04		698.04		698.04
		1,000,000 Equity Shares of 1 GBP each, fully paid-up
		Less: Provision for losses	698.04	—	698.04	—	698.04	—

		Satyam Japan KK	41.69		41.69		41.69
		200 Common Stock of J Yen 50,000 each, fully paid-up
		Less: Provision for losses	41.69	—	41.69	—	41.69	—

		Satyam Asia Pte Limited	102.61		102.61		102.61
		400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up
		Less: Provision for losses	102.61	—	102.61	—	102.61	—

		Dr. Millennium, Inc.,	308.83		308.83		308.83
		710,000 Common Stock of 1 US Dollar each, fully paid-up
		Less : Received on account of reduction of Share Capital	298.62		298.62		298.62
		Less: Provision for losses	10.21	—	10.21	—	10.21	—

		VisionCompass, Inc	8,993.91				8,993.91
		425,000,000 Common Stock of 1 US Cent each, fully paid-up
		Less : Provision for diminution	8,993.91	—		8,993.91	8,993.91	—

		Satyam IdeaEdge Technologies Private Limited	1.00				1.00
		10,000 Equity Shares of Rs.10 each, fully paid-up
		Less : Provision for diminution	1.00	—		1.00	1.00	—

	ii)	Non Trade (Unquoted)
		National Savings Certificates,VIII series (lodged as security with government authorities)		0.06		—		—
	b)	Current Investments (Other than trade - Quoted)
		HSBC Cash Fund - Growth		—		100.00		100.00
		Nil (December 02 - 1,000,000; March 03 - 1,000,000) units of Rs 10 each

				7,376.09		14,192.15		5,761.01

$$ Investment in Satyam Computer Services (Shanghai) Co. Limited is not denominated in number of shares as per laws of the People’s Republic of China.

Details of Current Investments (Other than trade - Quoted) purchased and sold during the period

1,000,000 units of Rs.10 each fully paid-up in UTI Liquid Cash Plan - Income Option

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

		Rs. in lakhs

		As at	As at	As at
		31.12.2003	31.12.2002	31.03.2003

6.	Deferred Tax Assets/(Liabilities)
	Debtors	661.71	547.94	725.52
	Advances	74.73	75.85	75.85
	Fixed Assets	(827.36)	(895.33)	(949.89)
	Others	709.05	425.25	493.12

		618.13	153.71	344.60

7.	Sundry Debtors (Unsecured)
	Considered good *
	(a) Over six months old	1,508.24	1,929.40	1,446.16
	(b) Other debts	53,719.81	43,801.27	46,542.25

		55,228.05	45,730.67	47,988.41
	Considered doubtful **	7,241.61	5,752.15	6,235.38

		62,469.66	51,482.82	54,223.79
	Less: Provision for doubtful debts **	7,241.61	5,752.15	6,235.38

		55,228.05	45,730.67	47,988.41

* Debtors include dues from subsidiaries Rs.549.87 lakhs (December 02 - Rs.3,573.96 lakhs, March 03 - Rs.2,543.94 lakhs) {dues from subsidiaries more than six months old - Rs.242.59 lakhs (December 02 - Nil, March 03 - Nil)} and Unbilled revenue Rs.2,080.83 lakhs (December 02 - Rs.1,566.05 lakhs, March 03 - Rs.2,601.23 lakhs)

** Includes dues from subsidiaries Rs.1,902.22 lakhs (December 02 - Rs.1,889.15 lakhs, March 03 - Rs.1,902.22 lakhs)

8.	Cash and Bank Balances*
	Cash and Cheques on hand	10.02	20.34	19.63
	Balances with Scheduled Banks
	- On Current Accounts	21,797.75	11,898.72	23,083.95
	- On Deposit Accounts	149,042.22	126,100.30	126,260.88
	Unclaimed Dividend Accounts	478.06	407.95	269.31
	Balances with Non-Scheduled Banks**
	- On Current Accounts	3,151.41	1,329.95	1,341.75
	- On Deposit Accounts	—	1,357.48	1,359.53

		174,479.46	141,114.74	152,335.05

* Includes unutilised amount of ADS issue proceeds - Rs.39,280.58 lakhs (December 02 - Rs.43,050.89 lakhs, March 03 - Rs.42,559.23 lakhs)

** Refer note (e) of Schedule 15

9.	Loans and Advances@
	(Considered good unless otherwise stated)
	Secured - Loans	41.14	45.57	55.16
	Unsecured - Advances recoverable in cash or in kind or for value to be received*	6,994.46	15,756.02	8,365.48
	- Deposits	2,456.76	2,083.75	2,042.99
	Considered doubtful - Advances **	6,231.89	2,015.28	6,228.50

		15,724.25	19,900.62	16,692.13
	Less: Provision for doubtful Advances **	6,231.89	2,015.28	6,228.50

		9,492.36	17,885.34	10,463.63

@ Includes Rs.36.51 lakhs (December 02 - Rs.68.73 lakhs, March 03 - Rs.63.16 lakhs) due from Key Management Personnel

* Includes advances and share application money to subsidiaries Rs.2,154.61 lakhs (December 02 - Rs.7,578.55 lakhs, March 03 - Rs.4,308.44 lakhs)

** Includes due from subsidiaries Rs.4,975.80 lakhs (December 02 - Rs.1,333.63 lakhs, March 03 - Rs.4,975.80 lakhs)

10.	Liabilities
	Sundry Creditors
	- Dues to small scale industrial undertakings	—	—	—
	- Dues to other than small scale industrial undertakings	18,272.94	17,872.28	15,055.98
	Advances from Customers	83.58	1,316.56	582.09
	Unearned Revenue	519.70	—	778.13
	Investor Education Protection Fund - Unclaimed Dividends	478.06	407.95	269.31
	Other Liabilities	2,297.92	1,506.57	1,822.02

		21,652.20	21,103.36	18,507.53

11.	Provisions
	Provision for Taxation (less payments)	4,430.93	5,477.43	7,645.64
	Proposed Dividend (including tax thereon)	—	—	7,806.56
	Provision for Post Project Execution Warranty	47.08	47.08	47.08
	Provision for Gratuity and Leave Encashment	1,976.45	1,157.14	1,341.82

		6,454.46	6,681.65	16,841.10

Satyam Computer Services Limited
Schedules forming part of the Profit and Loss Account

		Rs. in lakhs

		Quarter	Quarter	Nine Months	Nine Months	Year
		Ended	Ended	Ended	Ended	Ended
		31.12.2003	31.12.2002	31.12.2003	31.12.2002	31.03.2003

12.	Other Income
	Interest on deposits — Gross {Tax Deducted at Source Rs. 495.18 lakhs } (December 02 - Rs. 107.68 lakhs; March 03 - Rs. 519.62 lakhs)	2,419.90	638.99	6,904.22	1,257.15	3,192.72
	Profit on sale of current investments — Trade	—	4.38	3.27	4.38	4.38
	Gain/(Loss) on exchange fluctuations (net)	408.83	(796.10)	(1,083.81)	(1,940.71)	(2,387.39)
	Profit on sale of long term investments	—	—	1,758.77	1,833.55	1,833.55
	Provision no longer required written back	—	—	26.31	—	—
	Miscellaneous income	16.49	76.48	64.73	127.25	142.35

		2,845.22	(76.25)	7,673.49	1,281.62	2,785.61

13.	Personnel Expenses
	Salaries and bonus	33,724.04	23,036.64	88,284.70	67,302.81	91,680.80
	Contribution to provident and other funds	1,895.44	1,271.14	5,207.84	4,045.53	5,510.23
	Staff welfare expenses	177.64	209.30	438.98	564.92	834.52
	Employee stock compensation expense	2.83	5.55	9.45	15.06	23.97

		35,799.95	24,522.63	93,940.97	71,928.32	98,049.52

14.	Operating and Administration Expenses
	Rent	998.02	969.32	2,890.58	2,837.66	3,789.36
	Rates and taxes	107.87	107.76	190.05	239.90	338.07
	Insurance	446.56	247.69	1,130.11	500.64	797.91
	Travelling and conveyance	3,943.19	4,095.23	11,916.58	10,681.53	14,193.24
	Communication	960.72	951.43	3,131.61	2,722.68	3,644.96
	Printing and stationery	72.97	62.73	260.49	260.07	344.63
	Power and fuel	327.14	299.83	1,002.54	900.49	1,189.64
	Advertising	45.60	49.55	315.86	191.67	266.55
	Marketing expenses	1,260.46	1,277.59	3,642.50	2,707.30	3,479.60
	Repairs and maintenance
	- Buildings	29.36	42.01	80.41	66.50	101.56
	- Machinery	250.78	196.84	585.56	500.13	685.83
	- Others	231.55	223.66	687.12	612.44	1,015.85
	Security services	42.06	28.23	112.36	80.01	107.94
	Legal and professional charges	1,731.71	1,389.49	4,699.59	2,923.19	4,730.84
	Provision for doubtful debts and advances	503.65	276.81	1,009.62	782.72	804.22
	Fixed Assets sold (net)	18.68	12.07	102.10	3.79	8.30
	Directors’ sitting fees	0.45	0.65	1.15	1.85	2.20
	Auditors’ remuneration	19.58	17.62	48.14	49.88	65.83
	Donations and contributions	5.99	6.78	18.54	13.93	18.87
	Subscriptions	97.42	56.73	217.02	181.75	238.52
	Training and development	224.10	109.55	656.69	422.65	541.83
	Research and development	61.64	136.07	218.07	303.68	375.37
	Software charges	744.81	613.67	1,736.87	2,050.52	3,124.02
	Managerial remuneration
	- Salaries	8.70	8.70	26.10	26.10	34.80
	- Commission	—	—	—	—	34.80
	- Contribution to P.F.	1.04	1.04	3.13	3.13	4.18
	- Others	2.45	2.81	10.91	8.71	15.05
	Visa charges	481.37	150.27	1,557.04	418.73	698.91
	Miscellaneous expenses	473.15	427.20	1,616.59	1,169.73	1,809.53

		13,091.02	11,761.33	37,867.33	30,661.38	42,462.41

Satyam Computer Services Limited

15.	Notes to Accounts

a)	Associate Stock Option Plans

i.	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI Guidelines on Stock Options).

In May 1998, the Company established its Associate Stock Option Plan (the “ASOP”). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in the Company.

In turn, the Trust periodically grants eligible employees warrants to purchase equity shares held by or reserved for the issuance to the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of the Company at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii.	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

The Company has established a scheme “Associate Stock Option Plan – B” (ASOP — B) for which 41,727,140 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these warrants.

Accordingly, options (net of cancellations) for a total number of 16,955,144 equity shares of Rs. 2 each were outstanding as at December 31, 2003 (10,810,623 as at December 31, 2002 and 14,464,148 as at March 31, 2003).

Changes in number of options outstanding were as follows:

	Quarter ended December 31		Nine months ended December 31		Year ended
Options	2003	2002	2003	2002	March 31, 2003

At the beginning of the period	16,968,521	10,643,659	14,464,148	10,197,328	10,197,327
Granted	1,639,909	214,400	4,206,667	1,083,853	5,403,344
Forfeited	(513,866)	(46,636)	(572,744)	(468,558)	1,133,723
Exercised	(1,139,420)	(800)	(1,142,927)	(2,000)	2,800
At the end of the period	169,55,144	10,810,623	16,955,144	10,810,623	14,464,148

iii.	Associate Stock Option Plan (ADS)

The Company has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 2,574,665 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Satyam Computer Services Limited

Accordingly, options (net of cancellation) for a total number of 1,178,491 ADS (1,210,425 as at December 31, 2002 and 1,263,275 as at March 31, 2003) representing 2,356,982 equity shares of Rs. 2 each were outstanding as at December 31,2003 (2,420,850 as at December 31, 2002 and 2,526,550 as at March 31, 2003).

Changes in number of options outstanding were as follows:

	Quarter ended December, 31		Nine months ended December, 31		Year ended
Options	2003	2002	2003	2002	March 31, 2003

At the beginning of the period	1,332,324	1,200,925	1,263,275	1,169,425	1,169,425
Granted	13,752	9,500	82,976	73,350	2,10,000
Forfeited	(64,025)	—	(64,200)	(32,350)	1,16,150
Exercised	(103,560)	—	(103,560)	—	—
At the end of the period	1,178,491	1,210,425	1,178,491	1,210,425	1,263,275

Proforma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro-forma amounts of the Company’s net profit and earnings per share would have been as follows:

		Quarter ended December 31				Nine months ended December 31				Year ended
Particulars		2003		2002		2003		2002		March 31, 2003

1.	Profit after Taxation and before Non-recurring/ Extraordinary Items
	- As reported (Rs. in lakhs)		14,586.77		11,673.78		41,494.83		34,409.02		45,988.02
	- Proforma (Rs. in lakhs)		11,586.35		9,088.97		33,343.33		27,010.12		36,689.51
2.	Earnings per share:
	Basic
	- No. of shares		315,110,135		314,541,457		314,732,714		314,540,598		314,541,056
	- EPS as reported	Rs.	4.63	Rs.	3.71	Rs.	13.18	Rs.	10.94	Rs.	14.62
	- Proforma EPS	Rs.	3.68	Rs.	2.89	Rs.	10.59	Rs.	8.59	Rs.	11.66
	Diluted
	- No. of shares		318,183,807		315,291,457		317,708,799		315,285,571		315,389,885
	-EPS as reported	Rs.	4.58	Rs.	3.70	Rs.	13.06	Rs.	10.91	Rs.	14.58
	- Proforma EPS	Rs.	3.64	Rs.	2.88	Rs.	10.49	Rs.	8.57	Rs.	11.63

The following assumptions were used for calculation of fair value of grants:

	Quarter ended		Nine months ended		Year ended
	December 31		December 31		March 31

	2003	2002	2003	2002	2003

Dividend yield	0.61%	0.52%	0.61%	0.52%	0.86%
Expected volatility	69.00%	69.61%	69.00%	69.61%	69.00%
Risk-free interest rate	7.00%	10.73%	7.00%	10.73%	9.00%
Expected term	2.86 years	3.66 years	2.86 years	3.66 years	2.99

Satyam Computer Services Limited

(b)	Share application money pending allotment

Amount received from employees on exercise of stock option, pending allotment of shares is shown as share application money, pending allotment.

(c)	Secured Loans

Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.

(d)	Amortization of Goodwill

Goodwill on acquisition of E-Biz division of the Company’s erstwhile subsidiary SIFY Limited is amortized over a period of 2 years beginning January 1, 2002. In accordance with the transitional provisions of Accounting Standard 26 – Intangible Assets, goodwill from January 1, 2002 to March 31, 2003 amounting to Rs. 522.08 lakhs has been adjusted against General Reserve and that relating to the period April 1, 2003 to December 31, 2003 amounting to Rs. 313.25 lakhs has been charged to Profit and Loss Account.

(e)	Balances with non-scheduled banks

	Rs. in lakhs

				Maximum Balances
	Balances
				Nine months	Nine months	Year
	As at	As at	As at	ended	ended	ended
	December 31,	December 31,	March 31,	December 31,	December 31,	March 31,
Name of the Bank	2003	2002	2003	2003	2002	2003

Balances with Non-Scheduled
Banks on Current Accounts
Banque National De Paris, Taipei	32.70	—	—	32.70	—	—
Citibank NA, Chicago	3.97	3.41	3.29	3.97	3.50	3.50
Citibank NA, Dubai	45.47	37.08	43.72	119.38	102.40	116.55
Citibank NA, Hong Kong	7.92	11.62	11.21	10.88	48.16	48.16
Citibank NA, Kuala Lumpur	92.36	24.40	87.92	171.28	93.50	98.96
Citibank NA, London	352.96	219.36	100.45	845.5	803.76	1,421.94
Citibank NA, New York	—	3.61	3.58	3.51	3.61	187.49
Citibank NA, Seoul	123.07	38.32	4.37	132.75	56.48	64.7
Citibank NA, Singapore	307.27	237.61	65.61	528.25	237.61	354.14
Citibank NA, Sydney	896.65	218.27	166	962.59	438.04	437.46
Citibank NA, Toronto	5.53	—	—	34.76	—	—
Dresdner Bank, Saarbruecken	147.90	15.58	47.67	211.81	161.87	161.87
First Union National Bank, Atlanta	6.55	0.27	0.19	6.55	0.27	0.27
First Union National Bank, New Jersey	111.88	85.84	190.40	353.16	536.72	536.72

Satyam Computer Services Limited

	Rs. in lakhs

				Maximum Balances
	Balances
				Nine months	Nine months	Year
	As at	As at	As at	ended	ended	ended
	December 31,	December 31,	March 31,	December 31,	December 31,	March 31,
Name of the Bank	2003	2002	2003	2003	2002	2003

Hong Kong and Shanghai Banking Corporation, London	414.88	129.29	136.89	2030.72	994.08	994.08
Hong Kong and Shanghai Banking Corporation, Shanghai	0.86	3.75	0.67	19.91	19.32	19.32
Hong Kong and Shanghai Banking Corporation, Tokyo	230.87	—	2.91	575.36	—	86.23
KBC Bank N V, Brussels	48.18	—	6.58	167.21	—	75.77
Mitsui Sumitomo Bank, Tokyo	8.97	200.45	306.78	572.25	607.51	607.51
United Bank, Vienna	313.42	101.09	163.51	3168.79	3,874.14	3,874.14
Balances held on Deposit Accounts
Banque National De Paris, Dubai	—	—	1,359.53	1,335.79	1,381.53	1,381.53

(f)	Related Party Transactions

The Company had transactions with the following related parties:

Subsidiaries: Satyam Europe Limited, Satyam Asia Pte Limited, VisionCompass Inc., Nipuna Services Limited, Satyam Manufacturing Technologies Inc. and Satyam Computer Services (Shanghai) Co Ltd.

Joint Ventures (JVs): Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited.

Associates: Sify Limited.

Others: Satyam Associates Trust.

Directors and Key Management Personnel: B. Ramalinga Raju, B. Rama Raju, Anil Kekre, Abraham Joseph, A.S. Murthy, Mohan Eddy, G.B. Prabhat, K. Kalyan Rao, Ram Mynampati, Thiagarajan K., D. Subramaniam, V. Srinivas, and G. Jayaraman.

Summary of the transactions and balances with the above related parties is as follows:

Transactions:

	Rs. in lakhs

	Quarter ended December 31		Nine months ended December 31		Year ended
	2003	2002	2003	2002	March 31, 2003

Sales:
Subsidiaries	107.10	3,472.32	212.06	8754.58	11,025.09
JVs	19.47	29.29	115.55	192.98	254.60

	126.57	3,501.61	327.61	8,947.56	11,279.69

Outsourcing:
Subsidiaries	293.62	98.83	917.03	246.88	421.33
JVs	703.45	75.87	1,841.76	229.08	399.53
Associates	178.36	—	472.49	—	167.07

	1,175.43	174.70	3,231.28	475.96	987.93

Satyam Computer Services Limited

	Rs. in lakhs

	Quarter ended December 31		Nine months ended December 31		Year ended
	2003	2002	2003	2002	March 31, 2003

Other Services:
Subsidiaries	44.27	34.37	59.96	604.08	694.15
JVs	57.83	358.31	142.42	900.08	900.08
Associates	4.63	8.75	9.63	8.75	11.17

	106.73	401.43	212.01	1,512.91	1,605.40

Fixed Assets:
Subsidiaries	207.19	90.67	207.19	90.67	90.67
Associates	22.69	—	24.52	—	3.09

	229.88	90.67	231.71	90.67	93.76

Investments:
Subsidiaries	—	—	—	5.00	1,830.84
JVs	—	244.00	—	244.00	483.55

	—	244.00	—	249.00	2,314.39

Advances:
Subsidiaries	—	687.00	911.52	742.00	1,772.30
JVs	—	—	—	—	82.23
Associates	—	—	—	—	—
Others	—	104.00	—	104.00	104.00

	—	791.00	911.52	846.00	1,958.53

Balances:

	Rs. in lakhs

	As at December 31				Year ended
	2003		2002		March 31, 2003

Accounts Receivable:
Subsidiaries	549.87	*	3,573.96	*	2,543.94	*
JVs	223.43		217.09		221.31
Associates	14.83		161.40		13.67

	788.13		3,952.45		2,778.92

Payables:
Subsidiaries	2,702.87		2,789.42		2,658.68
JVs	713.10		251.37		413.14
Associates	140.62		171.65		68.10

	3,556.59		3,212.44		3,139.92

Investments:
Subsidiaries	4,101.11	*	9,358.09	*	2,189.03	*
JVs	1,071.35		831.80		1,071.35
Associates	2,203.57		2,400.63		2,400.63

	7,376.03		12,590.52		5,661.01

Advances and share application money:
Subsidiaries	2,154.61	*	7,578.55	*	4,308.44	*
JVs	—		554.95		159.95
Associates	105.19		87.19		70.05
Others	—		104.00		104.00

	2,259.80		8,324.69		4,642.44

* Net of provisions made

Satyam Computer Services Limited

Transactions with Directors and Key Managerial Personnel

	Rs. in lakhs

	Quarter ended		Nine months ended		Year ended
	December 31		December 31		March 31

Nature of Transactions	2003	2002	2003	2002	2003

Remuneration to Directors	12.19	12.55	40.14	37.94	88.83
Remuneration to Key Management Personnel	156.05	151.02	471.79	430.16	722.66

Balances due to Directors and Key Managerial Personnel

	Rs. in lakhs

	As at December 31		As at
Nature of Transactions	2003	2002	March 31, 2003

Remuneration Payable to Directors	—	—	22.62
Remuneration Payable to Key Management Personnel	7.64	—	9.97

i)	Loans and Advances due from the Key Management Personnel of the Company are disclosed under Schedule No. 9 of the financial statements.

ii)	Options granted and outstanding to the Key Management Personnel 1,748,240 {Includes 367,700 options granted under ASOP — ADS} (1,318,900{Includes 138,000 options granted under ASOP — ADS} as at December 31, 2002 and 2,093,040 {Includes 426,000 options granted under ASOP ADS} as at March 31, 2003).

(g)	Obligation on long term non-cancelable operating leases

The Company has entered into operating lease agreements for its development centers at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the period and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

	Rs. in lakhs

	Nine months ended		Year ended
	December 31		March 31,
	2003	2002	2003

Lease rentals (Refer Schedule 14)	2,890.58	2,837.66	3,789.36

Obligations on non-cancelable leases
Not later than one year	845.35	934.46	909.81
Later than one year and not later than five years	1831.12	2,476.00	2,268.59
Later than five years	412.08	387.65	344.78
Total	3,085.55	3,798.11	3,523.18

Satyam Computer Services Limited

(h)	Earnings Per Share

Calculation of EPS (Basic and Diluted):

		Quarter ended				Nine months ended				Year ended
		December 31,				December 31,				March 31,
S. No.	Particulars	2003		2002		2003		2002		2003

Basic
1.	Opening no. of shares		314,546,307		314,541,200		314,542,800		314,540,000		314,540,000
2.	Total Shares outstanding		315,110,135		314,541,457		314,732,714		314,540,598		314,541,056
3.	Profit after Taxation before Extraordinary items (Rs. in lakhs)		14,586.77		11,673.78		41,494.83		34,409.02		45,988.02
4.	Profit after Taxation after Extraordinary items (Rs. in lakhs)		14,586.77		11,673.78		41,494.83		34,333.84		30,742.23
5.	EPS before Non-recurring and Extraordinary items	Rs.	4.63	Rs.	3.71	Rs.	13.18	Rs.	10.94	Rs.	14.62
6.	EPS after Non-recurring and Extraordinary items	Rs.	4.63	Rs.	3.71	Rs.	13.18	Rs.	10.92	Rs.	9.77
Diluted
7.	Stock options outstanding		3,073,672		750,000		2,976,085		744,973		8,48,829
8.	Total shares outstanding (including dilution)		318,183,807		315,291,457		317,708,799		315,285,571		315,389,885
9.	EPS before Non-recurring and Extraordinary items	Rs.	4.58	Rs.	3.70	Rs.	13.06	Rs.	10.91	Rs.	14.58
10.	EPS after Non-recurring and Extraordinary items	Rs.	4.58	Rs.	3.70	Rs.	13.06	Rs.	10.89	Rs.	9.75

(i)	Commitments and Contingencies

i)	Bank Guarantees outstanding Rs. 1,995.30 (Rs. 1,455.49 lakhs as at December 31, 2002 and Rs. 1,659.92 as at March 31, 2003).

ii)	Contracts pending execution on capital accounts, net of advances, Rs. 1,455.06 lakhs (Rs.1,204.37 lakhs as at December 31, 2002 and Rs. 1,561.96 as at March 31, 2003)

iii)	Forward Contracts outstanding Rs.21,417.90 (Equivalent US$47,000,000) {Rs. Nil as at December 31, 2002 and Rs.1,449.88 lakhs (Equivalent US$ 4,000,000) as at March 31, 2003}. Forward exchange premium to be recognised in subsequent accounting periods amounting to Rs.24.80 lakhs {December 2002 – Rs. Nil, March 2003 – Rs. Nil}

iv)	On October 16, 2003, Olympus Capital Holding Asia (Olympus Capital) and Intel Capital Corporation (Intel Capital), hereinafter referred to as “Investors”, subscribed to 50 equity shares each, of Nipuna Services Limited (wholly owned subsidiary), hereinafter referred to as “Nipuna”, at par value of Rs. 10 each and 45,669,963 0.05% Convertible Redeemable Preference Shares at par value of Rs. 10 per share in exchange for an aggregate consideration of US$10 million. The Investors would subscribe to further Convertible Redeemable Cumulative Preference Shares in the second phase, which is expected to close by January 2004, to make the total investment amounting to US$20 million. The company has guaranteed payment of all sums payable by Nipuna to the Investors on redemption of the Preference Shares.

Further the Company is required to subscribe to Convertible Debentures amounting to US$ 20 million, if Nipuna fails to raise at least US$ 20 million in a qualified financing during the period beginning on the follow on closing date (on subscription of total investment amounting to US$ 20 million by the Investors) and ending on the earlier of March 31, 2004 and the contingency date (i.e. 30 days after the date, that the unrestricted cash of Nipuna does not exceed US$ 3 million).

Satyam Computer Services Limited

(j)	Other Information

i)	The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956.

ii)	Auditors’ Remuneration:

	Rs. in lakhs

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31
	2003	2002	2003	2002	2003

Statutory audit	13.75	11.25	41.25	33.75	55.00
Other services	5.50	6.25	6.00	14.86	9.00
Out of pocket expenses	0.33	0.12	0.89	1.27	1.83

iii)	Earnings in foreign exchange (on receipt basis):

	Rs. in lakhs

	Quarter ended		Nine months ended		Year ended
	December 31		December 31		March 31
	2003	2002	2003	2002	2003

Income from software development services and products	58,650.57	50,765.92	163,594.48	136,622.77	1,86,084.10
Interest received on deposits with Banks	0.72	307.62	13.99	826.24	946.83

iv)	C.I.F. value of imports:

	Rs. in lakhs

	Quarter ended		Nine months ended		Year ended
	December 31		December 31		March 31
	2003	2002	2003	2002	2003

Capital goods	969.92	439.67	2462.11	863.64	1,816.75

v)	Expenditure in foreign currency (on payment basis):

	Rs. in lakhs

	Quarter ended		Nine months ended		Year ended
	December 31		December 31		March 31
	2003	2002	2003	2002	2003

Travelling expenses	1,462.02	1,623.50	4,365.29	4803.02	6,395.15
Expenditure incurred at overseas branches	31,104.40	22,226.91	87,879.49	63,758.27	84,524.40
Others	1,600.19	1,045.89	3,452.03	3236.66	4,530.49

(k)	Dividends remitted in foreign currency:

The Company does not make any direct remittances of dividends in foreign currency. The Company remits equivalent of the dividend payable to the holders of ADS in Indian Rupees to the depository bank, which is the registered shareholder on records for all owners of the Company’s ADS. The depository bank purchases the foreign currencies and remits dividend to the ADS holders. The Company remitted Rs.1,134.08 lakhs during the period (December 2002 – Rs. 472.10 lakhs, March 2003 – Rs. 472.10 lakhs).

(l)	Reclassification:

Figures for the corresponding periods have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

Satyam Computer Services Limited
Cash Flow Statement for the quarter and nine months ended December 31, 2003

		Rs. in lakhs

				Nine Months	Nine Months
		Quarter ended	Quarter ended	ended	ended	Year Ended
		31.12.2003	31.12.2002	31.12.2003	31.12.2002	31.03.2003

A.	Cash Flows from Operating Activities
	Net Profit before Interest and Tax	14,979.96	12,186.17	42,404.32	36,666.88	49,047.32
	Depreciation and Amortization	2,826.86	3,042.13	8,620.52	9,300.17	12,418.32
	Loss on sale of Fixed Assets	18.68	12.07	102.10	3.79	8.30
	Profit on sale of Long term Investments	—	—	(1,758.77)	(1,833.55)	(1,833.55)
	(Increase)/Decrease in Sundry Debtors	(3,096.18)	25.37	(7,239.64)	(6,169.54)	(8,910.52)
	(Increase)/Decrease in Loans and Advances	(122.72)	(4,023.49)	(940.81)	(5,380.33)	(5,786.20)
	Increase/(Decrease) in Current Liabilities and Other Provisions	929.07	4,024.63	3,779.30	4,846.02	5,832.57
	Income Taxes Paid	(1,502.03)	(540.26)	(11,264.71)	(1,499.08)	(2,230.87)
	Exchange differences on translation of foreign currency cash and cash equivalents	(305.18)	573.90	787.72	1,552.37	1,568.13

	Net Cash Flow from Operating Activities	13,729.99	15,300.52	34,490.03	37,486.73	50,113.50

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(1,698.83)	(1,696.27)	(4,951.76)	(2,910.28)	(4,127.30)
	Purchase of Long term Investments	—	—	(0.06)	(5.00)	(1,831.34)
	Purchase of Current Investments	—	—	—	—	(1,050.00)
	Proceeds from liquidation/sale of Long term Investment	—	—	1,982.14	1,939.80	1,939.80
	Proceeds from sale of Current Investments	—	4.38	3.27	4.38	1,054.38
	Proceeds from sale of Fixed Assets	6.25	20.37	46.53	57.69	60.41
	Long term Deposits with Scheduled Banks	—	(65,715.87)	(20,891.25)	(65,715.87)	(123,254.27)
	Interest income received	515.77	207.71	1,453.26	426.94	943.80
	Interest on ADS Deposits	0.72	198.24	13.99	556.48	576.24

	Net Cash used for Investing Activities	(1,176.09)	(66,981.44)	(22,343.88)	(65,645.86)	(125,688.28)

C.	Cash Flows from Financing Activities
	Proceeds from issue of share capital	2,965.39	1.37	2,977.67	3.45	5.00
	Receipt of Share Application money pending allotment	104.75	—	104.75	—	—
	Proceeds from Secured Loans	70.07	146.10	407.00	442.86	497.30
	Repayment of Secured Loans	(132.51)	(114.53)	(378.86)	(322.51)	(434.71)
	Proceeds from Unsecured Loan	—	—	—	—	1,663.90
	Repayment of Unsecured Loan	(228.90)	—	(1,188.50)	—	(475.40)
	Financial expenses paid	(18.33)	(19.29)	(57.37)	(57.58)	(76.57)
	Payment of Dividend	(4,263.41)	(2,516.32)	(12,069.96)	(4,689.96)	(4,689.96)

	Net Cash Flow from Financing Activities	(1,504.47)	(2,502.67)	(10,205.27)	(4,623.74)	(3,510.44)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	305.18	(573.90)	(787.72)	(1,552.37)	(1,568.13)

	Net Increase in Cash and Cash equivalents during the period	11,354.61	(54,757.49)	1,153.16	(34,335.24)	(80,653.35)
	Cash and Cash equivalents at the beginning of the period	18,979.33	130,256.36	29,180.78	109,834.11	109,834.13

	Cash and Cash equivalents at the end of the period	30,333.94	75,498.87	30,333.94	75,498.87	29,180.78

	Supplementary Information
	Cash and Bank Balances	174,479.46	141,114.74	174,479.46	141,114.74	152,335.05
	Add: Current Investments in Mutual Funds considered as cash equivalents	—	100.00	—	100.00	100.00
	Less: Long Term Deposits with Scheduled Banks considered as investment	144,145.52	65,715.87	144,145.52	65,715.87	123,254.27

	Balance considered for Cash Flow Statement	30,333.94	75,498.87	30,333.94	75,498.87	29,180.78

This is the Cash Flow Statement referred to in our report of even date	for and on behalf of the Board of Directors

S. Gopalakrishnan Partner for and on behalf of Price Waterhouse Chartered Accountants	B. Ramalinga Raju Chairman	B. Rama Raju Managing Director

	V. Srinivas Director & Sr. Vice President — Finance	G. Jayaraman Vice President (Corp. Affairs) & Company Secretary

Place: Secunderabad Date: January 22, 2004		Place: Secunderabad Date: January 22, 2004